UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Golden Ocean Group Ltd. (the "Company"), dated May 24, 2016, announcing the Company's interim financial information for the first quarter ended March 31, 2016.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-211365) filed with the U.S. Securities and Exchange Commission on May 13, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Per Heiberg
Date: May 26, 2016	Name: Per Heiberg
Title: Principal Financial Officer

EXHIBIT 1

Interim financial information
Golden Ocean Group Limited

First quarter 2016
May 24, 2016

Highlights

•	The Company reports a net loss of $68.2 million and a loss per share of $0.22 for the first quarter of 2016. Excluding impairment, mark to market loss on interest rate derivatives and other one-off effects, the net loss is $41.5 million.
•	In January 2016, the Company took delivery of Golden Barnet, Golden Bexley, Golden Scape and Golden Swift, two Capesize and two Newcastlemax dry bulk newbuildings.
•	In January 2016, the Company entered into a Capesize revenue sharing agreement with three other owners of Capesize vessels.
•	In February 2016, the Company took delivery of, and simultaneously sold, the Front Caribbean, and chartered the vessel in for a period of twelve months.
•	In February 2016, the Company agreed amendments to its bank facilities, whereby there are no repayments for the next two and a half years and various covenants are amended or waived
•	In February 2016, the Company completed a private placement and in March 2016 a subsequent repair issue, which generated net proceeds of $205.4 million.
•	In March 2016, the Company entered an agreement to postpone delivery of two Capesize newbuildings.

Preliminary First Quarter 2016 Results

The Company reports a net loss of $68.2 million and a loss per share of $0.22 for the first quarter compared with a net loss of $69.3 million and a loss per share of $0.40 for the preceding quarter. The net loss in the first quarter includes (i) a gain on sale of newbuildings and amortization of deferred gain of $0.1 million, (ii) an impairment loss on securities of $10.0 million, (iii) a loss on derivatives of $12.9 million, mainly related to unrealized losses on interest rate hedges, (iv) a loss provision of $1.8 million against uncollectible receivables, and (v) an impairment loss of $2.1 million relating to the Company's investment in a joint venture. The net loss in the preceding quarter includes (i) a loss on sale of newbuildings and amortization of deferred gain of $8.5 million (which includes a loss of $8.9 million on the sale of two converted Capesize newbuilding contracts to Frontline Ltd.), (ii) an impairment loss on securities of $23.3 million, (iii) a loss provision of $4.7 million against uncollectible receivables, (iv) an impairment loss of $4.5 million relating to the Golden Lyderhorn, a vessel held under capital lease, (v) an impairment loss of $4.6 million relating to the Company's investment in a joint venture, and (vi) a mark-to-market gain on derivatives of $1.2 million. If these items are excluded, the adjusted losses in the first and preceding quarters are $41.5 million and $29.4 million, respectively. This deterioration in results is primarily due to the decrease in vessel earnings (or time charter equivalent revenues) of $13.1 million.

Cash and cash equivalents increased by $151.0 million in the first quarter. The main cash movements were the payment of $161.7 million in respect of the Company's newbuilding program, $48.1 million received from the sale the Front Caribbean and the two newbuilding contracts sold in the prior quarter, the net draw down of debt of $95.0 million and the net proceeds from the private placement of $205.4 million. In addition, $21.6 million was used in operations.

Fleet development

In January 2016, the Company took delivery of Golden Barnet, Golden Bexley, Golden Scape and Golden Swift, two Capesize and two Newcastlemax dry bulk newbuildings. Final installments of $112.6 million, in aggregate, were paid and $117.2 million was drawn down in debt.

In February 2016, the Company took delivery of, and simultaneously sold (further to a prior agreement), the Front Caribbean and chartered the vessel in for a period of twelve months. The final installment of $33.4 million was paid upon delivery and sales proceeds of $46.2 million were received. There was no related debt.

In January 2016, the Company entered into a Capesize vessel revenue sharing agreement with Bocimar International NV, C Transport Holding Ltd. and Star Bulk Carriers Corp. Golden Ocean has agreed to include 21 Capesize dry bulk vessels in the revenue sharing agreement. These vessels had previously been operating in the spot market as part of Capesize Chartering Ltd's, or CCL's fleet. The revenue sharing agreement will initially apply to 65 modern Capesize vessels and will be managed from Golden Ocean's offices in Singapore and Bocimar's offices in Antwerp. Each vessel owner shall continue to be responsible for the operation and technical management of their respective vessels. Golden Ocean expects to achieve improved scheduling ability through the joint marketing opportunity that CCL represents for its Capesize vessels, with the overall aim of enhancing economic efficiencies.

Golden Ocean, 1st Quarter 2016

In February 2016, we and the lessor of the chartered-in vessel, Golden Hawk, agreed that the daily rate be reduced to $11,200 from $13,200 for two years from February 20, 2016. We also agreed that we will reimburse the lessor when the prevailing daily rate exceeds the 6-T/C Baltic Exchange Supramax Index in any day during the remaining period of the time charter with the maximum reimbursed amount to be capped at $1.75 million and that on February 20, 2022 we will pay to the lessor the difference between the amount reimbursed and $1.75 million.

Newbuilding program

As of March 31, 2016, the Company had thirteen vessels under construction, of which one has been sold and will be delivered to the new owners on delivery from the yard in 2016. The Company will receive net sales proceeds of $46.2 million at time of delivery. The Company's outstanding commitments for its thirteen newbuildings amount to $413.8 million with expected payments of $346.5 million in 2016 and $67.3 million in 2017 for expected delivery of eleven vessels in 2016 and two vessels in 2017.

In March 2016, the Company postponed delivery of two Capesize newbuildings from the first quarter of 2016 to the fourth quarter of 2016.

The Company is consistently working to further postpone delivery of the remaining newbuildings.

Corporate

In February 2016, we agreed with our lenders to amend certain of the terms on the $420.0 million term loan facility, $425.0 million senior secured post-delivery term facility, $33.93 million credit facility, $82.5 million credit facility and the $284.0 million credit facility. For the period from April 1, 2016 to September 30, 2018 there will be no repayments on these facilities, a cash sweep mechanism will commence on September 30, 2016, the minimum value covenant is set at 100% with a subsequent increase to 125% or 135% (depending on the facility) on October 1, 2018 and anytime thereafter and the market adjusted equity ratio is waived. We have also agreed that for the nine remaining newbuilding contracts where we have financing in the $425.0 million term loan facility, there will be a fixed draw down of $25.0 million per vessel subject to compliance with the minimum value covenant of 100% for the period. The margins on the loans are unchanged and average 2.3%, however, we will pay an increased margin of 4.25% for the deferred repayments under the loan facilities. We will resume repayment of each loan on October 1, 2018 based on the repayment model as if October 1, 2018 was April 1, 2016 regardless of any repayment made during the period in accordance with the new cash sweep mechanism and without affecting the final maturity date. The final maturity dates on all loan agreements are after September 30, 2018.

The impact of these loan amendments was to defer $113.9 million of loan repayments due in the period from April 1, 2016 to September 30, 2018 and to postpone repayments on future drawings on the delivery of newbuilding vessels and Golden Opus in this period.

Also in February 2016, we announced a private placement of 343,684,000 new shares, or the Private Placement Shares, at NOK 5.00 per share, generating gross proceeds of NOK 1.7 billion (approximately $200 million), thereby fulfilling the equity condition in our amended financing terms, as described above. Our existing unused authorized share capital was not sufficient to issue all the Private Placement Shares and an increase in our authorized share capital was subsequently approved. The Private Placement Shares are restricted shares in the U.S. and are subject to a six month holding period during which they cannot be traded in the U.S. As such, the Private Placement Shares were delivered and registered on a separate ISIN BMG396371145 and listed on the OSE only under a separate trading symbol "GOGL R". The conversion price on the $200 million convertible bond, or the Convertible Bond, was adjusted in accordance with clause 14.6 of the Bond Agreement from $19.93 to $17.63 per share effective from February 23, 2016 as a result of the private placement.

Golden Ocean, 1st Quarter 2016

On February 22, 2016, our shareholders approved the increase of our authorized share capital to $6,000,000.00 divided into 600,000,000 common shares of $0.01 par value each.

In February 2016, we announced a subsequent offering, or the Subsequent Offering, of up to 34,368,400 new common shares for gross proceeds of up to NOK171,842,000 (approximately $20 million). Ultimately, 13,369,291 new common shares, or the Subsequent Offering Shares, were issued in connection with the Subsequent Offering for gross proceeds of NOK 66,846,455 (approximately $7.8 million). As with the Private Placement Shares, the Subsequent Offering Shares issued as part of the Subsequent Offering are restricted shares in the U.S. and were listed on the OSE only under a separate trading symbol "GOGL R", on March 18, 2016.

The Company expects the restricted shares to become unrestricted and transferrable to the US, and start trading under the Company's regular trading symbol "GOGL" at the end of September 2016, without any further actions from the holders of these shares.

529,728,928 ordinary shares were outstanding as of March 31, 2016, and the weighted average number of shares outstanding for the first quarter was 314,325,184.

The Dry Bulk Market

The rates observed in the first quarter of 2016 were below operating costs in all segments and were the lowest rates observed for a whole quarter over the last thirty years. According to the Baltic Exchange, average earnings for the Capesize segment (CS4TC index) were $1,438 per day compared to $6,944 per day in the previous quarter and $4,595 per day in the first quarter last year. Panamax vessels experienced average rates of $3,077 per day against $4,453 per day the previous quarter and $4,831 per day in the same quarter last year. Supramax vessels earned on average $3,824 per day compared to $5,716 during the fourth quarter of 2015 and $6,455 in the same quarter in 2015. Half way into the second quarter, the rates have increased so that the average so far is more or less in line with operating costs, at between $5,000 and $6,000 for all three segments.

Asset values dropped significantly on the back of the low rates observed in the first quarter and some sales around year end. There has recently been a small up tick from the values observed earlier in the quarter, following decent amount of buyers inspecting vessels held for sale, in particular quality tonnage.

The poor rates observed in the first quarter are due to the seasonal spike of deliveries at the start of the year combined with low trade volumes in January and February. Trade volumes have picked up during March and April, in combination with a slow down of new deliveries and continued strong scrapping. Except for the rates observed towards the end of April in the Capesize segment, earnings are still hovering around operating cost levels despite decent demand, clearly indicating the significant oversupply that the dry bulk market is experiencing at the moment. At the same time, the prompt reaction in rates to increased demand also indicates that there will be volatility going forward.

At the start of 2016, the official order book for the full year was 85.4 mill dwt. Deliveries in the first quarter totalled 18.1 mill dwt, which represents 21% of the full year order book. However, as has been observed for many years, a significant part of the order book is delivered in the first quarter of each year. In 2015, full year deliveries totalled 48.6 mill dwt of which 19.3 mill dwt was delivered in the first quarter almost 40% of full year deliveries. For 2015 the official order book was 79.9 mill dwt at the start of the year and thus had a delivery ratio of just above 60%. Based on the market we are observing at the moment owners are doing their utmost to delay and cancel newbuilding orders and delivery ratio in 2016 could come in lower than in 2015. Currently we are observing a slippage rate of around 45% implying full year deliveries below 50 mill dwt.

With the current market environment there should be limited new orderings for the coming years. In addition to the market itself, owners are struggling with their existing fleets and financing has become scarce. This will over time reduce the orderbook as a percentage of the fleet.

Golden Ocean, 1st Quarter 2016

Scrapping activity, which is mainly a function of the spot market, has been brisk in the first quarter of 2016. In total 12.5 mill dwt has been scrapped during the quarter and the net fleet growth during Q1 is therefore 5.5 mill dwt, representing 0.7% growth relative to the fleet at the end of 2015. For March net fleet growth was zero and in April we have observed negative fleet growth for the dry bulk fleet as a whole. Supramax (vessels between 40,000 and 65,000 dwt) is the segment with highest fleet growth year to date, while Panamax has seen negative fleet growth and Capesize is neutral up to the end of April.

China's official GDP growth slowed to 6.7% in the first quarter of 2016. In the new five year plan announced in China in March the target for annual GDP growth during the next five years was set to 6.5%. This is the first time that the target set has been higher than the consensus estimate from various analysts. Although the Chinese authorities are focused on growth from "softer" sectors like services, they still say that no goals should jeopardize social stability or economical prosperity. This could bode for some additional investments in infrastructure projects and fixed asset investments if growth is not kept at an acceptable pace. Moreover, control of infrastructure projects have been taken back centrally to Beijing. March statistics for China showed better economic outlook, as both growth in fixed asset and infrastructure investments as well as new loans all showed signs of improvement. Growth in fixed asset investments picked up from the low in the past three months to 11.2%, the highest since July last year, and growth in infrastructure investments has been on a downward trend in the last two years and dropped to a multi-year low of 8.6% in December last year but ramped up to 22.5% in March. Whether the recovery of growth will remain is of course the big question.

When looking at the various main commodities transported, all of them had a slow start to the year. With low commodity prices and forward curves in backwardation, building down inventories has been preferred to importing new volumes.

Imports of coal to China were very low at the beginning of the year at around 13 mt per month, but picked up in March to 19 mt per month, which annualized is at around the same levels as last year. There are some signs of stability, and as many Chinese mines are closing down and imports are a small part of the total volumes, in the shorter term there could also be some upside potential on these numbers. India has had a high local output on coal and also has around 25 days of inventories available and has disappointed those that were most optimistic on India's substitution of Chinese demand.

Grain has been very strong in the first quarter of 2016 with an increase in transported volume of 13% year-on-year. In particular long haul distances with exports from Brazil and Argentina has increased massively in the quarter, and this also led to increased waiting times in the ports, while other shorter haul distances have been reduced. The increase in transportation is mainly driven by imports to China. For other minor bulks there has also been an increase in volumes, and for bauxite also in ton miles. Steel products have also stabilized around the levels from last year and these commodities balance the drop in coal and iron ore.

With global GDP growth expected to be just above 3% for the next coming years steel production is likely to remain flat. At the same time, the replacement between local Chinese iron ore and imports is still continuing, although at the moment the local production is around 200 mt (62% Fe equivalent) compared to total import in 2015 of 953 mt. Most analysts still believe in slight increase in imported volumes. The larger miners have adjusted down their volumes based on the low prices seen earlier this year, but it is expected that Vale will take a larger portion for the remainder of the year, adding ton mile.

Utilization during the first quarter of 2016 was estimated to be around 78% for the dry bulk fleet overall, with Capesize utilization lower during the worst periods of the quarter. Should the current market environment continue and demand growing at the slow pace as most analysts believe, at the same time as deliveries are postponed or cancelled and scrapping keeps up, utilization will improve slowly over the coming years.

Strategy and Outlook

Following the successful refinancing and equity issue in February, Golden Ocean has secured a strong cash position to weather the bad market currently being experienced. Rates around operating expense levels are required for scrapping to continue, in addition to limiting new ordering and delaying newbuilding orders.

Golden Ocean, 1st Quarter 2016

The market has shown some improvement so far in the second quarter relative to the extremely low levels observed in the first quarter. This should lead to an improved operating result in the second quarter of 2016. The Company has written down its financial investments and sees limited further downside on these. Rates are still below the Company's current cash break even rates of $10,500 per day for Capesize vessels and less than $7,000 per day for the smaller sizes. Therefore, delaying the newbuilding program is still a major focus.

In the current market environment, there has been increasing awareness on counterparty risk. Golden Ocean would like to utilize its strong financial position to be seen as a preferred counterpart and to use this to create attractive opportunities for the Company. With low cash break even rates, a strong cash position and high sensitivity to increased rates the Company will also gain from any uptick in rates.

Forward Looking Statements
Matters discussed in this report may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
May 24, 2016

Questions should be directed to:
Birgitte Ringstad Vartdal: CEO, Golden Ocean Management AS
+47 22 01 73 53

Per Heiberg: CFO, Golden Ocean Management AS
+47 22 01 73 45

Golden Ocean, 1st Quarter 2016

Interim Financial Information

First Quarter 2016

Index

Consolidated Income Statement

Consolidated Balance Sheet

Consolidated Cash Flow Statement

Consolidated Statement of Changes in Equity

Notes to Interim Financial Information

Golden Ocean, 1st Quarter 2016

GOLDEN OCEAN GROUP LIMITED
FIRST QUARTER REPORT (UNAUDITED)

INCOME STATEMENT (in thousands of $)	2016 Jan-Mar	2015 Jan-Mar	2015 Jan-Dec

Operating revenues	45,010	18,083	190,238

Gain (loss) on sale of newbuildings and amortization of deferred gain	101	-	(10,788)

Operating expenses
Voyage expenses	21,718	13,414	78,099
Ship operating expenses	25,093	7,050	83,022
Charter hire expense	11,009	-	30,719
Administrative expenses	3,025	1,152	12,469
Vessel impairment loss	-	140,962	152,597
Provision for uncollectible receivables	1,800	-	4,729
Depreciation	14,946	9,818	52,728
Total operating expenses	77,591	172,396	414,363

Net operating loss	(32,480)	(154,313)	(234,913)

Other income (expenses)
Interest income	257	3	849
Interest expense	(9,314)	(1,567)	(28,270)
Impairment loss on securities	(10,050)	-	(23,323)
Loss on derivatives	(12,884)	-	(6,939)
Other financial items	(3,725)	(415)	(6,930)
Bargain purchase gain arising on consolidation	-	80,949	78,876
Total other (expenses) income	(35,716)	78,970	14,263

Tax expense	(40)	-	(189)

Net loss	(68,236)	(75,343)	(220,839)

Basic loss per share ($)	(0.22)	(0.88)	(1.46)

Golden Ocean, 1st Quarter 2016

GOLDEN OCEAN GROUP LIMITED
FIRST QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2016 Mar 31	2015 Mar 31	2015 Dec 31

ASSETS

Short term
Cash and cash equivalents	253,582	185,345	102,617
Restricted cash	7,866	2,448	351
Other current assets	81,761	138,079	100,692

Long term
Restricted cash	52,841	57,007	48,521
Vessels, net	1,728,485	1,668,305	1,488,205
Vessels under capital lease, net	8,110	-	8,354
Newbuildings	199,230	302,316	338,614
Other long term assets	78,381	123,516	85,516

Total assets	2,410,256	2,477,016	2,172,870

LIABILITIES AND EQUITY

Short term
Current portion of long-term debt and obligations under capital lease	15,174	75,969	36,129
Other current liabilities	49,167	39,535	43,905

Long term
Long-term debt and obligations under capital lease	1,041,647	1,056,857	925,647
Other long term liabilities	8,498	434	8,540

Equity	1,295,770	1,304,221	1,158,649

Total liabilities and equity	2,410,256	2,477,016	2,172,870

Golden Ocean, 1st Quarter 2016

GOLDEN OCEAN GROUP LIMITED
FIRST QUARTER REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS (in thousands of $)	2016 Jan-Mar	2015 Jan-Mar	2015 Jan-Dec

OPERATING ACTIVITIES
Net loss	(68,236)	(75,343)	(220,839)
Adjustments to reconcile net loss to net cash used in operating activities;
Depreciation and amortization of deferred charges	15,242	10,154	54,290
Impairment loss on vessels	-	140,962	152,597
Impairment loss on securities	10,050	-	23,323
(Gain) loss on sale of newbuildings and amortization of deferred gain	(101)	-	10,788
Loss on sale of marketable securities	203	-	-
Bargain purchase gain arising on consolidation	-	(80,949)	(78,876)
Results from associated companies	928	-	433
Impairment of associated company	2,142	-	4,600
Amortization of favorable time charter contracts	6,703	-	23,714
Amortization of unfavorable time charter contracts	(168)	-	(1,399)
Amortization of other fair value adjustments, net	2,194	-	6,479
Other	11,152	167	10,030
Change in operating assets and liabilities	(1,679)	(1,185)	33

Net cash used in operating activities	(21,570)	(6,194)	(14,827)

INVESTING ACTIVITIES
Change in restricted cash	(11,835)	(6,532)	4,052
Additions to newbuildings and fixed assets	(161,723)	(222,554)	(519,013)
Proceeds from the sale of fixed assets	48,122	-	381,723
Proceeds from sale of marketable securities	125	-	-
Refund of newbuilding installments	-	-	40,148
Investment in associated company	(750)	-	-
Dividends received from associated company	-	-	88
Purchase of investments	-	-	(32,159)
Cash acquired on purchase of SPCs	-	108,645	108,645
Cash acquired upon merger with the Former Golden Ocean	-	127,984	129,084

Net cash (used in) provided by investing activities	(126,061)	7,543	112,568

FINANCING ACTIVITIES
Repayment of long-term debt	(22,219)	(3,000)	(244,338)
Proceeds from long term debt	117,200	148,600	215,975
Net proceeds from share issuance	205,354	-	-
Debt fees paid	-	(3,825)	(3,825)
Repayment of capital leases	(1,739)	-	(5,157)

Net cash provided by (used in) financing activities	298,596	141,775	(37,345)

Net change in cash and cash equivalents	150,965	143,124	60,396
Cash and cash equivalents at start of period	102,617	42,221	42,221
Cash and cash equivalents at end of period	253,582	185,345	102,617

Golden Ocean, 1st Quarter 2016

GOLDEN OCEAN GROUP LIMITED
FIRST QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $, except number of shares)	2016 Jan-Mar	2015 Jan-Mar	2015 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	172,675,637	80,121,550	80,121,550
Shares issued	357,053,291	92,554,087	92,554,087
Balance at end of period	529,728,928	172,675,637	172,675,637

SHARE CAPITAL
Balance at beginning of period	1,727	801	801
Shares issued	3,570	926	926
Balance at end of period	5,297	1,727	1,727

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	-	772,863	772,863
Shares issued	201,784	433,526	433,526
Value of vested options in Former Golden Ocean	-	926	926
Stock option expense	-	-	41
Restricted stock unit expense	-	167	92
Transfer to contributed capital surplus	-	-	(1,207,448)
Balance at end of period	201,784	1,207,482	-

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	1,378,766	111,614	111,614
Contribution from shareholder	-	59,746	59,746
Stock option expense	18	-	60
Restricted stock unit expense	(15)	-	(102)
Transfer from additional paid in capital	-	-	1,207,448
Balance at end of period	1,378,769	171,360	1,378,766

RETAINED DEFICIT
Balance at beginning of period	(221,844)	(1,005)	(1,005)
Net loss	(68,236)	(75,343)	(220,839)
Balance at end of period	(290,080)	(76,348)	(221,844)
Total Equity	1,295,770	1,304,221	1,158,649

Golden Ocean, 1st Quarter 2016

GOLDEN OCEAN GROUP LIMITED
FIRST QUARTER REPORT (UNAUDITED)
NOTES

1.  GENERAL

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda based shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market and the Oslo Stock Exchange.

2.  ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's annual report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on April 14, 2016.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2015.

3.  AMORTIZATION OF LONG TERM TIME CHARTER CONTRACTS

Operating revenues in the three months ended March 31, 2016 have been reduced by $6.7 million as a result of the amortization of favourable time charter-out contracts, which were acquired as a result of the merger of Knightsbridge and the Former Golden Ocean on March 31, 2015 and were valued at $127.1 million. Charter hire expense in the same period has been reduced by $0.2 million as a result of the amortization of unfavourable time charter-in contracts, which were acquired as a result of the merger and were valued at $7.6 million. The net effect was a $6.5 million reduction in net income in the three months ended March 31, 2016.

4.  NEWBUILDINGS

In January 2016, the Company took delivery of Golden Barnet, Golden Bexley, Golden Scape and Golden Swift, two Capesize and two Newcastlemax dry bulk newbuildings. Final installments of $112.6 million, in aggregate, were paid and $117.2 million was drawn down in debt.

In February 2016, the Company took delivery of, and simultaneously sold (further to a prior agreement), the Front Caribbean and chartered the vessel in for a period of twelve months. The final installment of $33.4 million was paid upon delivery and sales proceeds of $46.2 million were received at the same time. There was no related debt.

5.  VESSELS

See Note 4 above for details of Newbuildings delivered and transferred to Vessels in the three months ended March 31, 2016.

6.  DEBT

In January 2016, the Company prepaid $4.2 million, in aggregate, on two loan facilities in order to comply with minimum value covenant requirements at December 31, 2015.

Golden Ocean, 1st Quarter 2016

In February 2016, the Company agreed with its lenders to amend certain of the terms on the $420.0 million term loan facility, $425.0 million senior secured post-delivery term facility, $33.93 million credit facility, $82.5 million credit facility and the $284.0 million credit facility. For the period from April 1, 2016 to September 30, 2018 there will be no repayments on these facilities, a cash sweep mechanism will commence on September 30, 2016, the minimum value covenant is set at 100% with a subsequent increase to 125% or 135% (depending on the facility) on October 1, 2018 and anytime thereafter and the market adjusted equity ratio is waived. The Company also agreed that for the nine remaining newbuilding contracts where it had financing in the $425.0 million term loan facility, there will be a fixed draw down of $25.0 million per vessel subject to compliance with the minimum value covenant of 100% for the period. The margins on the loans are unchanged and average 2.3%, however, we will pay an increased margin of 4.25% for the deferred repayments under the loan facilities. The Company will resume repayment of each loan on October 1, 2018 based on the repayment model as if October 1, 2018 was April 1, 2016 regardless of any repayment made during the period in accordance with the new cash sweep mechanism and without affecting the final maturity date.

The Company drew down $117.2 million under its $425.0 million senior secured post-delivery term loan facility in the three months ended March 31, 2016 in connection with the delivery of four newbuildings.

The Company has recorded debt issuance costs (i.e. deferred charges) of $6.2 million at March 31, 2016 as a direct deduction from the carrying amount of the related debt rather than as an asset following its adoption of Accounting Standards Update 2015-30 and has this applied on a retrospective basis to all prior periods presented.

7.  SHARE CAPITAL

In February 2016, the Company announced a private placement of 343,684,000 new shares, or the Private Placement Shares, at NOK 5.00 per share, generating gross proceeds of NOK 1.7 billion (approximately $200 million), thereby fulfilling the equity condition in our amended financing terms, as described above. The Company's existing unused authorized share capital was not sufficient to issue all the Private Placement Shares and an increase in the authorized share capital was subsequently approved. The Private Placement Shares are restricted shares in the U.S. and are subject to a six month holding period during which they cannot be traded in the U.S. As such, the Private Placement Shares were delivered and registered on a separate ISIN BMG396371145 and listed on the OSE only under a separate trading symbol "GOGL R". The conversion price on the $200 million convertible bond, or the Convertible Bond, was adjusted in accordance with clause 14.6 of the Bond Agreement from $19.93 to $17.63 per share effective from February 23, 2016 as a result of the private placement.

On February 22, 2016, the Company's shareholders approved an increase of authorized share capital to $6,000,000.00 divided into 600,000,000 common shares of $0.01 par value each.

In February 2016, the Company announced a subsequent offering, or the Subsequent Offering, of up to 34,368,400 new common shares for gross proceeds of up to NOK171,842,000 (approximately $20 million). Ultimately, 13,369,291 new common shares, or the Subsequent Offering Shares, were issued in connection with the Subsequent Offering for gross proceeds of NOK 66,846,455 (approximately $7.8 million). As with the Private Placement Shares, the Subsequent Offering Shares issued as part of the Subsequent Offering are restricted shares in the U.S. and were listed on the OSE only under a separate trading symbol "GOGL R", on March 18, 2016.

529,728,928 ordinary shares were outstanding as of March 31, 2016, and the weighted average number of shares outstanding for the first quarter was 314,325,184.

8.  COMMITMENTS AND CONTINGENCIES

As of March 31, 2016, the Company had thirteen vessels under construction, of which one has been sold and will be delivered to the new owners on delivery from the yard in 2016. The Company will receive net sales proceeds of $46.2 million at time of delivery. The Company's outstanding commitments for its thirteen newbuildings amount to $413.8 million with expected payments of $346.5 million in 2016 and $67.3 million in 2017 for expected delivery of eleven vessels in 2016 and two vessels in 2017.

Golden Ocean, 1st Quarter 2016